Exhibit (a)(1)(D)

Offer to Purchase for Cash
by
INVE Technologies, Inc.
of
Up to $20,000,000 in Value of Shares of its Common Stock
at a Purchase Price Not Greater than $3.40 per Share
nor Less than $2.85 per Share

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON THURSDAY, NOVEMBER 19, 2026, UNLESS THE OFFER IS EXTENDED (SUCH TIME AND DATE, AS THEY MAY BE EXTENDED, THE “EXPIRATION TIME”) OR TERMINATED.

October 21, 2026

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

INVE Technologies, Inc., a Delaware corporation (the “Company”), has appointed us to act as the exclusive dealer manager (the “Dealer Manager”) in connection with its offer to purchase up to $20,000,000 in value of shares of its common stock, $0.001 par value per share (the “shares”), at a price not greater than $3.40 per share nor less than $2.85 per share, net to the seller in cash, less any applicable withholding and, in certain limited circumstances, transfer taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase dated October 21, 2026 (the “Offer to Purchase”) and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). Capitalized terms used herein and not defined herein shall have the meanings given to them in the Offer to Purchase. The description of the Offer in this letter is only a summary and is qualified by all of the terms and conditions of the Offer set forth in the Offer to Purchase and the Letter of Transmittal.

The Company will, upon the terms and subject to the conditions of the Offer, determine a single per share price that it will pay for shares properly tendered and not properly withdrawn from the Offer, taking into account the total number of shares so tendered and the prices specified, or deemed specified, by tendering stockholders. The Company will select the lowest purchase price, not greater than $3.40 per share nor less than $2.85 per share, that will allow it to purchase shares having an aggregate purchase price of $20,000,000, or a lower amount depending on the number of shares properly tendered and not properly withdrawn (such purchase price, the “Final Purchase Price”). If, based on the Final Purchase Price, shares having an aggregate purchase price of less than $20,000,000 are properly tendered and not properly withdrawn, the Company will buy all shares properly tendered and not properly withdrawn. Only shares properly tendered prior to the Expiration Time at prices at or below the Final Purchase Price, and not properly withdrawn, will be purchased in the Offer at the Final Purchase Price, upon the terms and subject to the conditions of the Offer, including the proration provision described in the Offer to Purchase. Under no circumstances will interest be paid on the Final Purchase Price for the shares, regardless of any delay in making payment. All shares acquired in the Offer will be acquired at the Final Purchase Price, including those shares tendered at a price lower than the Final Purchase Price. The Company reserves the right, in its sole discretion, to change the per share purchase price range and to increase or decrease the aggregate purchase price payable for shares sought in the Offer, subject to applicable law. In accordance with the rules of the Securities and Exchange Commission, the Company may increase the aggregate purchase price payable for shares purchased in the Offer and thereby increase the number of shares accepted for payment in the Offer by no more than 2% of the outstanding shares without amending or extending the Offer.

The Company reserves the right, in its sole discretion, to terminate the Offer upon the occurrence of any of the conditions more specifically described in Section 6 of the Offer to Purchase, or to amend the Offer in any respect, subject to applicable law.

Upon the terms and subject to the conditions of the Offer, if, based on the Final Purchase Price, shares having an aggregate purchase price in excess of $20,000,000 (or such greater amount as the Company may elect to pay, subject to applicable law) have been properly tendered at prices at or below the Final Purchase Price and not properly withdrawn before the Expiration Time, the Company will purchase all shares properly tendered at or below the

Final Purchase Price (and not properly withdrawn before the Expiration Time) on a pro rata basis with appropriate adjustment to avoid purchases of fractional shares. Therefore, it is possible that the Company will not purchase all of the shares tendered by a stockholder even if such stockholder tenders its shares at or below the Final Purchase Price. Shares tendered at prices greater than the Final Purchase Price and shares not purchased because of proration will be returned to the tendering stockholders at the Company’s expense promptly after the Expiration Time and the guaranteed delivery period. See Section 1, Section 3 and Section 5 of the Offer to Purchase.

The Offer is not conditioned on any minimum number of shares being tendered and is not subject to any financing condition. The Offer is, however, subject to certain other conditions. See Section 6 of the Offer to Purchase.

For your information and for forwarding to those of your clients for whom you hold shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1.      The Offer to Purchase;

2.      The Letter of Transmittal for your use and for the information of your clients, including an IRS Form W-9;

3.      The Notice of Guaranteed Delivery to be used to accept the Offer if the share certificates and all other required documents cannot be delivered to the Depositary before the Expiration Time or if the procedure for book-entry transfer cannot be completed before the Expiration Time;

4.      A letter to clients that you may send to your clients for whose accounts you hold shares registered in your name or in the name of your nominee, with an Instruction Form provided for obtaining such clients’ instructions with regard to the Offer; and

5.      A return envelope addressed to Equiniti Trust Company, LLC, as Depositary for the Offer.

Your prompt action is requested. We urge you to contact your clients as promptly as possible. Please note that the Offer, proration period and withdrawal rights expire at 5:00 p.m., New York City time, on Thursday, November 19, 2026, unless the Offer is extended or terminated.

The Company will not pay any fees or commissions to brokers, dealers, commercial banks, trust companies or other nominees (other than fees to the Dealer Manager and the Information Agent as described in Section 14 of the Offer to Purchase) for soliciting tenders of shares pursuant to the Offer. The Company will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies or other nominees for customary mailing and handling expenses incurred by them in forwarding copies of the enclosed Offer materials to the beneficial owners of shares held by them as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank, trust company or other nominee has been authorized to act as the agent of the Company, the Dealer Manager, the Information Agent or the Depositary for purposes of the Offer. The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of the shares except as otherwise provided in the Offer to Purchase or Instruction 7 of the Letter of Transmittal.

Any questions or requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective telephone numbers and addresses set forth on the back cover of the Offer to Purchase. You may request additional copies of the enclosed materials and direct questions and requests for assistance to the Information Agent, D.F. King & Co., Inc., at: (212) 257-2092 (banks and brokers) or (800) 515-4507 (toll-free for all others).

Very truly yours,

Craig-Hallum Capital Group LLC

Enclosures

Nothing contained in this letter or in the enclosed documents will make you or any other person an agent of the Company, the Dealer Manager, the Information Agent, the Depositary or any affiliate of any of the foregoing, or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained in those documents.

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